301 Sylvan Avenue

Englewood Cliffs, NJ 07632

P 201.816.8900

F 201.816.8911

Via EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ConnectOne Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 24, 2023 File No. 001-40751

Dear Sir or Madam:

This is in response to your letter of December 7, 2023 providing comments on the above referenced filing. We will respond to your comments in the order they appear in your letter:

Management's Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 39

1. We note the tabular disclosure on page 40 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting owner and non-owner occupied, by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

The Registrant will provide disaggregated information regarding its CRE portfolio, and provide the other requested disclosure, in its Form 10-K for the fiscal year ending December 31, 2023 and subsequent filings.

Deposits, page 49

2. Please revise future filings to disclose the information required by Item 1406(e) of Regulation S-K, or tell us where this information is disclosed within the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

3. We note on page 91 that you held $935 million of nonreciprocal brokered time deposits as of December 31, 2022, compared to $215 million as of December 31, 2021. To the extent material, please revise future filings to provide additional quantitative and qualitative information explaining any material changes in the composition of your deposit base, such as increased reliance on brokered deposits including reciprocal deposit services, and the related impact on your funding costs and liquidity. In addition, discuss any factors driving such an increase in utilizing brokered deposits as a source of funding, and related impacts, if any, that brokered deposits have had on your interest expense, net interest income and deposit beta.

The Registrant will include the information required by Item 1406(e) of Regulation S-K in in its Form 10-K for the fiscal year ending December 31, 2023 and subsequent filings. In addition, to the extent material, in future filings the Registrant will provide additional quantitative and qualitative information explaining any material changes in the composition of its deposit base and discuss any factors driving increases in utilizing brokered deposits as a source of funding, and related impacts, if any, that brokered deposits have had on your interest expense, net interest income and deposit beta.

We acknowledge that the Registrant and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Commission. Please contact the undersigned with any questions or if you need additional information.

Very truly yours, /s/William S. Burns Senior Executive Vice President/Chief Financial Officer